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Document Name:                                   Amendment to Annual Securities Report

Based on:                                        Article 24-2, Paragraph 1 of the Financial Instruments and
                                                 Exchange Law

Filed with:                                      The Director of the Kanto Local Finance Bureau

Filing Date:                                     June 24, 2009

Fiscal Year:                                     Fiscal year ended March 2006 ("FY2006")
                                                 (From April 1, 2005 to March 31, 2006)

Corporate Name:                                  TOYOTA MOTOR CORPORATION

Name and Title of Representative:                Akio Toyoda, President

Location of Head Office:                         1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:                                (0565)28-2121

Name and Title of Person to Contact              Kiyohisa Funasaki, General Manager, Financial
                                                 Reporting Department, Accounting Division

Nearest Place to Contact:                        4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:                                (03)3817-7111

Name and Title of Person to Contact:             Shinji Miyatake, General Manager, Corporate
                                                 Communications Department, Public Affairs Division

Places of Public Inspection:                     Tokyo Stock Exchange, Inc.
                                                 (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)
                                                 Nagoya Stock Exchange, Inc.
                                                 (8-20, Sakae 3-chome, Naka-ku, Nagoya)
                                                 Osaka Securities Exchange Co., Ltd
                                                 (8-16, Kitahama 1-chome, Chuo-ku, Osaka)
                                                 Fukuoka Stock Exchange
                                                 (14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
                                                 Sapporo Securities Exchange
                                                 (14-1, Minamiichijo-nishi 5-chome, Chuo-ku, Sapporo)
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1.     Reason for Filing the Amendment to the Annual Securities Report

       Toyota Motor Corporation ("TMC") filed its Annual Securities Report for FY2006 (from April 1, 2005 to March 31, 2006) on June 26, 2006, and filed an amendment to such Annual Securities Report on August 2, 2006. As TMC's Articles of Incorporation, which were attached to the Annual Securities Report for FY2006 and its amendment, should be partially corrected, TMC hereby files this amendment to the Annual Securities Report (the "Amendment").

2.     Matters to be Corrected

       TMC has corrected part of Article 12 of such Articles of Incorporation.

       In addition, at the ordinary general meeting of shareholders held on June 23, 2009, TMC's shareholders resolved to approve a partial amendment to TMC's Articles of Incorporation. TMC attached such amended Articles of Incorporation to TMC's Annual Securities Report for FY2009 (from April 1, 2008 to March 31, 2009), which was filed on June 24, 2009.
















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